UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          Paragon Financial Corporation
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                   69912C 10 5
                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         69912C 10 5                                 Page 2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Philip Lagori

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                              (b)  [   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY           52,329,735
EACH REPORTING
PERSON WITH                8    SHARED VOTING POWER
                                0

                           9    SOLE DISPOSITIVE POWER
                                52,329,735

                           10   SHARED DISPOSITIVE POWER
                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   52,329,735

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.7%

14       TYPE OF REPORTING PERSON*

                   IN

Item 1.           Security and Issuer.

     Philip Lagori ("Lagori") is making this statement in reference to shares of common stock, par value $.0001 per share, of Paragon Financial Corporation (formerly known as PlanetRx.com, Inc.), a Delaware corporation ("Paragon"). The address of the Paragon's principal executive offices is 5000 Sawgrass Village Circle, Third Floor, Ponte Vedra Beach, Florida 32082.

Item 2.  Identity and Background.

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

     (a) Name:

     Philip Lagori

     (b) Residence or business address:

             801 North Casss Avenue
             Suite 300
             Westmont, Illinois 60559

     (c) Lagori is a stockholder and Vice Chairman of the Board, Chief Operating Officer and Executive Vice President of Paragon and the
          President and sole director of Mortgage Express, a wholly owned subsidiary of Paragon.

     (d) Lagori has not been convicted in a criminal proceeding in the last five years.

     (e) Lagori has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lagori is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.           Purpose of Transaction.

     On January 31, 2003 Paragon closed on the Agreement and Plan of Merger dated October 14, 2002, as amended (the "Mortgage Express Transaction") among, Paragon, Paragon Homefunding, Inc. ("PHI"), Mortgage Express, Inc. ("Mortgage Express"), Lagori, John LaGrassa and Philip LaGiglia.

     In the Mortgage Express Transaction, Paragon's wholly owned subsidiary merged into Mortgage Express and as a result, Mortgage Express becomes the wholly owned subsidiary of Paragon pursuant to the merger in the Mortgage Express Transaction.

     52,329,735 shares of common stock of Paragon were issued in the Mortgage Express Transaction by automatic conversion of all the outstanding shares of Mortgage Express common stock, at the conversion rate of 523,297.35 shares of Paragon for one Mortgage Express share. This issuance resulted in a change in control in the beneficial ownership of Paragon. At the time the Mortgage Express Transaction closed, Lagori became the owner of approximately 45.7% of the issued and outstanding shares of Paragon common stock.

     Additionally, in the Mortgage Express Transaction, Paragon issued a promissory note to an entity owned by Lagori. The promissory note is in a principal amount based on a formula based on Mortgage Express's financial statements for the month ended January 31, 2003. This amount is estimated to be approximately $1,800,000. The promissory note is payable on July 31, 2004 with interest accruing at the lowest applicable federal tax rate of interest.
Paragon's payment obligations under the promissory note are secured by a security interest in the Mortgage Express shares of common stock owned by Paragon.

     As a result of the Mortgage Express Transaction, the 100 shares of common stock of Mortgage Express owned by Lagori were converted into 52,329,735 shares of common stock of Paragon.

     Subject to and depending upon prevailing market prices, Lagori may purchase shares of common stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, Lagori may determine to dispose of Paragon shares of common stock in the open market, in privately negotiated transactions with third parties, or otherwise, shares of common stock owned by him. However, the 52,329,735 shares of Paragon common stock issued in the Mortgage Express Transaction are not registered under the Securities Act of 1933 and accordingly are subject to restrictions on resale and transferability pursuant to Rule 144 under the Securities Act of 1933.

Item 5.           Interest in Securities of Paragon.

     (a) Lagori owns 52,329,735 shares of common stock, which represents 45.7% of the total shares of common stock of Paragon outstanding as of January 31, 2003.

     The percentage for Lagori was calculated using as the denominator the 114,522,474 outstanding shares of common stock as of November 13, 2002, based upon Paragon's Quarterly Report on Form 10-Q for the period ended September 30, 2002 and giving effect to the issuance of 52,329,735 shares of Common Stock as described above.

     (b) Lagori has sole voting and dispositive power with respect to all of the 52,329,735 shares of common stock owned by him.

     (c) None

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     Not applicable.

Item 7.           Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger, dated as of October 14, 2002 (the "Merger Agreement"), among Paragon Financial Corporation (formerly known as PlanetRx.com, Inc., Paragon Homefunding, Inc., Mortgage Express, Inc., Philip Lagori, John LaGrassa and Philip LaGiglia. (1)

     2. Amendment No. 1 to the Merger  Agreement,  dated as of January 31, 2003.
(2)

----------------
       (1) Denotes document filed as an exhibit to Paragon's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

        (2) Denotes document filed as an exhibit to Paragon's Current Report on Form 8-K for an event dated January 31, 2003 and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 18, 2003



                                        /s/ Philip Lagori
                                        -------------------------
                                        Philip Lagori